Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: June 24, 2014

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                                         Name and Address of Company

HudBay Minerals Inc. (“Hudbay”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.                                                         Date of Material Change

June 23, 2014

Item 3.                                                         News Release

Hudbay issued a news release with respect to the material change referred to in this report on June 23, 2014. The news release was disseminated through the newswire services of Marketwired. Copies of the news release are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.                                                         Summary of Material Change

On June 23, 2014, Hudbay and Augusta Resource Corporation (“Augusta”) announced that they had entered into a definitive support agreement (the “Support Agreement”) pursuant to which Hudbay has agreed to increase the consideration that will be received by Augusta shareholders under Hudbay’s offer to purchase all of the issued and outstanding common shares of Augusta (the “Augusta Shares”) not already owned by Hudbay (the “Revised Offer”). Under the Revised Offer Augusta shareholders will receive, in addition to 0.315 of a Hudbay common share (a “Hudbay Share”) as provided in Hudbay’s original offer, 0.17 of a warrant (a “Hudbay Warrant”) to acquire a Hudbay Share for each Augusta Share tendered to the Revised Offer. Augusta’s Board of Directors is unanimously recommending that Augusta shareholders accept the Revised Offer and has agreed to terminate Augusta’s shareholder rights plan to permit shareholders to do so.

Item 5.                                                         Full Description of Material Change

On June 23, 2014, Hudbay and Augusta announced that they had entered into the Support Agreement pursuant to which Hudbay has agreed to increase the consideration that will be received by Augusta shareholders under Hudbay’s offer to purchase all of the issued and outstanding Augusta Shares not already owned by Hudbay. Under the Revised Offer Augusta shareholders will receive, in addition to 0.315 of a Hudbay Share as provided in Hudbay’s original offer, 0.17 of a Hudbay Warrant to acquire a Hudbay Share for each Augusta Share tendered to the Revised Offer. Based on Hudbay’s closing share price on the Toronto Stock Exchange (the “TSX”) on June 20, 2014, the Revised Offer represents consideration of approximately C$3.56 per Augusta Share, consisting of C$3.24 of share consideration and C$0.32 of warrant consideration. Augusta’s Board of Directors is unanimously recommending that Augusta shareholders accept the Revised Offer and has agreed to terminate Augusta’s shareholder rights plan to permit shareholders to do so.

Upon their issuance, the Hudbay Warrants will have an initial term of 4 years, and each full Hudbay Warrant will be exercisable for one Hudbay Share at an exercise price of C$15.00 on the expiry date of the Hudbay Warrants. Hudbay, may, at its option, upon written notice to the holders of Hudbay Warrants, settle the exercise of Hudbay Warrants for the in-the-money value, in cash, Hudbay Shares or a combination thereof. Hudbay will make an application to list the Hudbay Warrants on the TSX. The terms of the Hudbay Warrants will be more fully described in a Notice of Variation and Extension that will be sent to Augusta shareholders.

The Board of Directors of Augusta unanimously determined, after consultation with its financial and legal advisors, that the consideration under the Revised Offer is fair to Augusta’s shareholders, that it would be in the best  interests of Augusta to support and facilitate the Revised Offer and to recommend that Augusta shareholders accept the Revised Offer. Augusta’s financial advisors, Scotia Capital Inc. and TD Securities Inc., each provided opinions to the Augusta Board of Directors that, as of June 22, 2014 and subject to the assumptions, limitations and qualifications on which the opinions are based, the consideration to be received under the Revised Offer is fair, from a financial point of view, to Augusta’s shareholders other than Hudbay and its affiliates. The Augusta Board of Directors will issue an amended Directors’ Circular in connection with the Revised Offer setting forth the details of its recommendation and certain related matters.

All of the directors and officers of Augusta and certain other Augusta shareholders have entered into agreements with Hudbay pursuant to which, among other things, they have agreed to tender to the Revised Offer all of the Augusta Shares owned or controlled by them (including Augusta Shares issuable on the exercise of stock options and other convertible instruments). Those shares represent approximately 30% of the Augusta Shares on a fully-diluted basis. Hudbay owns 23,058,585 Augusta Shares, representing approximately 16% of the issued and outstanding  Augusta Shares. In addition, approximately 4% of the issued and outstanding Augusta Shares have been tendered to-date.

Under the terms of the Support Agreement, Augusta has agreed, among other things, to a customary non-solicitation provision, to grant Hudbay a right to match any alternative transaction proposal made by another party, and to pay a fee of C$20 million to Hudbay under certain circumstances if a transaction is not completed.

The full details of the Revised Offer will be set out in the Revised Offer documents, which will be mailed to Augusta shareholders and filed with the Canadian securities regulatory authorities no later than July 7, 2014. The documents will also be available on SEDAR under Augusta’s profile at www.sedar.com. Upon filing, the Revised Offer will be open for no fewer than 10 business days and, following any take up of Augusta Shares, Hudbay will then further extend its offer for at least an additional 10 days in order to allow any remaining Augusta shareholders to tender to the Revised Offer.

Hudbay has filed a registration statement on Form F-10 (as amended, the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”). This report is not a substitute for the offer documents, the Prospectus, the Registration Statement or the Schedule TO or Augusta’s Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, as amended. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                         Omitted Information

Not applicable.

Item 8.                                                         Executive Officer

The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President, Legal and Corporate Secretary
416-362-2576

Item 9.                                                         Date of Report

June 24, 2014

Important Notice

This report does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.